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                            April 7, 2021

       Dushyant Sharma
       Chairman, President and Chief Executive Officer
       Paymentus Holdings, Inc.
       18390 NE 68th St.
       Redmond, WA 98052

                                                        Re: Paymentus Holdings,
Inc.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001841156

       Dear Mr. Sharma:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 22, 2021

       We depend upon several third-party service providers, page 23

   1. We note your response to comment 4. Given your disclosure on page 23 that the agreements impose
significant security, compliance, and operational obligations on you and that you would
incur significant expenses in arranging for replacement services, it appears that expanded
disclosure regarding the terms of these agreements is necessary for investors to understand
your arrangements with Braintree and other third-party service providers. Please
revise accordingly.
 Dushyant Sharma
FirstName
Paymentus LastNameDushyant  Sharma
             Holdings, Inc.
Comapany
April       NamePaymentus Holdings, Inc.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
Capitalization, page 58

2. Please put the pro forma and pro forma as adjusted columns back here and elsewhere in the filing, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance and Non-GAAP Measures, page 65

3. We have reviewed your response to comment 8. Please remove the current calculation of revenue less network fees and replace it with a reconciliation from the most comparable
         GAAP measure, gross profit. Also, revise your narrative disclosure here and on page 15 to clearly state why this non-GAAP measure provides useful information to investors.
          Specifically, address how the relationship between revenue and cost of sales related to network fees influences your gross profit. Refer to Items 10(e)(1)(i)(B) and (C) of
         Regulation S-K.
4. Please remove adjusted gross margin from your filing or use revenue, rather than revenue less network fees, in the denominator of its computation. Refer to Question 100.04 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Business, page 79

5. We note your response to comment 12 and re-issue the comment. Please revise your disclosure to more fully describe the differences between your relationships with your strategic partners and your IPN partners, including a more detailed discussion of your various fee structures and revenue sharing arrangements. To improve clarity, please consider providing additional examples of the relationships and how they differ. Also, we note that your business model relies on a mix of IPNs and strategic partners. While your supplemental response appears to state that none of your partners provide for the sale or purchase of a major part of the company's products and services, you do not directly address the impact to you if your largest IPN or strategic partners terminate their agreements with you. Please revise to explain. To provide additional context, please quantify the significance of these partners to your operations.
Our Company, page 79

6. Please revise to include the information contained in your supplemental response to comment 13 regarding your data collection practices.
Our Growth Strategies, page 88

7. We note your response to comment 14. With respect to your international growth plans, it remains unclear whether you intend to focus on specific industries or specific target markets. Please revise to enhance your discussion of your international growth plans. If you do not currently have such plans, please revise your disclosure accordingly.
 Dushyant Sharma
Paymentus Holdings, Inc.
April 7, 2021
Page 3
Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revisions to Previously Issued Financial Statements, page F-8

8. We have reviewed your response to comment 16. The correction of this error was quantitatively material and changed your 2019 net loss attributable to common stock and net loss per share into net income attributable to common stock and net income per share. Please revise your 2019 financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7 related to the impact on both net income attributable to common stock and net income per share. Alternatively, provide us with a detailed analysis of the quantitative and qualitative factors you considered in determining that this error was not material. Refer to SAB Topic 1.M.
       You may contact Amy Geddes at (202) 551-3304 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameDushyant Sharma                              Sincerely,
Comapany NamePaymentus Holdings, Inc.
                                                               Division of
Corporation Finance
April 7, 2021 Page 3                                           Office of Trade
& Services
FirstName LastName